As filed with the Securities and Exchange Commission on November 21, 2012

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

(Final Amendment)

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Subject Company (Issuer))

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest

(Title of Class of Securities)

61732N 106

(CUSIP Number of Class of Securities)

Mark Vannoy

Morgan Creek Capital Management, LLC

301 West Barbee Chapel Road

Chapel Hill, North Carolina 27517

(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Bibb L. Strench, Esquire

Seward & Kissel LLP

901 K Street N.W.

Washington, D.C. 20001

Calculation of Filing Fee

Transaction Value: $0(a)	Amount of Filing Fee: $0(b)
(a) Calculated as the aggregate maximum value of Shares being purchased.	(b) Pursuant to Fee Rate Advisory #3 for Fiscal Year 2012, the filing fee is calculated as the Transaction Valuation multiplied by 0.00011460.

[X]	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.
	Amount Previously Paid:	$1.90
	Form or Registration No.:	005-86507
	Filing Party:	Morgan Creek Global Equity Long/Short Institutional Fund
	Date Filed:	June 6, 2012
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-3
[ ]	Amendment to Schedule 13D under Rule 13d-2

[X]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on June 6, 2012 by Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest in the Fund (“Shares”) or portions thereof from the shareholders of the Fund (the “Shareholders”) in an aggregate amount of up to 10% of the Fund’s Shares outstanding as of September 28, 2012 on the terms and subject to the conditions set out in the Offer to Purchase Shares of Beneficial Interest and the related Letter of Transmittal. Copies of the Offer to Purchase Shares of Beneficial Interest and the Letter of Transmittal were previously filed with the Statement on June 6, 2012. The Fund invests substantially all of its assets in Global Equity Long/Short Master Fund (the “Master Fund), and the Fund’s offer to purchase Shares was made at the same time as, and in parallel with, a corresponding offer by the Master Fund. The Master Fund’s corresponding offer to purchase shares of beneficial interest in the Master Fund was in an amount of up to 10% of the net assets of the Master Fund, and the offer by the Fund in respect of its Shareholders is subject to the Master Fund’s 10% limitation.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Standard Time, on June 25, 2012.

2.	As of June 25, 2012, no Shareholders validly tendered Shares prior to the expiration of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this final amendment is true, complete and correct.

Morgan Creek Global Equity Long/Short Institutional Fund

By: /s/ Mark W. Yusko

Name: Mark W. Yusko
Title:   Chairman, President and Trustee

Dated: November 21, 2012

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